

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 12, 2008

Mr. Xiao Yaqing
Chief Executive Officer
Aluminum Corporation of China Limited
No. 62 North Xizhimen Street
Hai Dian District, Beijing
People's Republic of China (100082)

>   **Re: Aluminum Corporation of China Limited**
>   **Annual Report on Form 20-F**
>   **for the Fiscal Year Ended December 31, 2007**
>   **Filed June 25, 2008**
>   **File No. 1-15264**

Dear Mr. Yaqing:

        We have completed our review of your Form 20-F and related filings and have no further comments at this time.

>   Sincerely,

>   H. Roger Schwall
>   Assistant Director

cc: D. Delaney
       K. Schuler
       L. Nicholson

       via facsimile

       Scott Clemens, Esq.
       86 10 6505 2309